Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in this Registration Statement (No. 333-51854) on Form S-8 of Kansas City Southern of our report dated June 21, 2010 relating to our audits of the statements of net assets available for benefits of the Kansas City Southern 401(k) and Profit Sharing Plan as of December 31, 2009 and 2008 and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental schedules of assets (held at end of year) and delinquent participant contributions as of or for the year ended December 31, 2009 which report appears in the December 31, 2009 annual report on Form 11-K of the Kansas City Southern 401 (k) and Profit Sharing Plan.

/s/ McGladrey & Pullen LLP

Kansas City, Missouri

June 21, 2010